UNITED STATES OF AMERICA
      Before the
SECURITIES AND EXCHANGE COMMISSION

--------------------------------------------

In the Matter of

                                                          NINETEENTH
NATIONAL FUEL GAS COMPANY                                 CERTIFICATE
HORIZON ENERGY DEVELOPMENT, INC.                          PURSUANT TO
                                                          RULE 24

File No. 70-8649
(Public Utility Holding Company Act of 1935)

--------------------------------------------

         THIS IS TO CERTIFY, pursuant to Rule 24, that certain transactions proposed by National Fuel Gas Company ("National") and its subsidiary, Horizon Energy Development, Inc. ("Horizon") in its Application-Declaration on Form U-1, as amended (File No. 70-8649), have been carried out in accordance with the terms and conditions of said Application-Declaration and the Order (HCAR No. 35-26364, dated August 29, 1995) of the Securities and Exchange Commission (the "Commission") with respect thereto, and that the following information for the quarter ended March 31, 2000 is herein provided:

         1a)      Horizon's  balance  sheet at March  31,  2000 is  attached  as
                  Exhibit 1.

         1b) National's balance sheet at March 31, 2000 is included in National's Form 10-Q for the quarter ended March 31, 2000 which was filed with the Commission on May 15, 2000 and is incorporated herein by reference.

         2a) Horizon's income statement for the quarter ended March 31, 2000 is attached as Exhibit 2.

         2b) National's income statement for the quarter ended March 31, 2000 is included in National's Form 10-Q for the quarter ended March 31, 2000, which was filed with the Commission on May 15, 2000 and is incorporated herein by reference.

         3) Recourse and non-recourse debt securities issued to third parties by Intermediate Companies during the quarter ended March 31, 2000.

                  None.

         4) A general description of the activities of the Applicants for the quarter ended March 31, 2000, and of the projects in which they or their subsidiary companies have an ownership interest:

         The Project Activities (as such term is defined in the aforesaid Application-Declaration) that National and Horizon, and subsidiaries of Horizon, were engaged in pursuant to File No. 70-8649, as of March 31, 2000, are as follows:

         Horizon, through its wholly owned indirect subsidiaries, Horizon Energy Holdings, Inc. and Horizon Energy Development, B. V. (HEDBV), continues to own 100% of the capital stock of each of Horizon Energy Development s.r.o. ("HED") and Power Development s.r.o. ("PD"). PD in turn continues to own 100% of the capital stock of Telplarna Kromeriz a.s. ("TK"). These entities continue to engage in power development and related activities in the Czech Republic and eastern Europe.

         The only material asset of HED, PD and TK is the district heating system of TK, which sells steam heat to its residential and commercial customers in the city of Kromeriz, Czech Republic. TK continues to investigate ways to convert the existing steam plant into a cogeneration facility, or otherwise to generate electricity at the site.

         As of December 31, 1999, HEDBV owned approximately 83% of the capital stock of Severoceske Teplarny, a.s. ("SCT"). SCT, directly and through its subsidiaries, distributes heat in the northern part of the Czech Republic. SCT, through one of its subsidiaries, also generates and sells power at wholesale in that region.

         As of December 31, 1999 HEDBV owned approximately 86% of the capital stock of Prvni Severozapadni Teplarenska, a.s. ("PSZT"). PSZT distributes heat and also generates and sells power at wholesale in the northern part of the Czech Republic. PSZT is in the final stages of a capital construction project involving the construction of fluidized steam generating boilers. A portion of the funds required for this project has been provided by Horizon. None of the funds associated with these transactions was borrowed through the National Fuel Gas System "Money Pool".

         SCT and PSZT had filed a plan with the local Commercial Court in the Czech Republic to merge the companies. The plan of merger was approved, and became effective as of January 1, 2000.

         HEDBV, as a shareholder of SCT, had received dividends from its investment in the SCT shares. HEDBV, as a shareholder of PSZT, had expected to receive, in the future, dividends from its investment in PSZT shares. After the merger, excess cash flow from the merged companies is expected to be directed toward debt reduction. HEDBV expects to receive dividends in the future from the merged companies. Furthermore, in the future, the merged companies will pursue efforts to directly or indirectly develop additional electrical generation capacity.

         The aggregate investment of National and its subsidiaries in electric wholesale generators and foreign utility companies does not exceed the limits set forth in the Commission's Rule 53.

         5) Information on intercompany service transactions (including those provided at cost and at market rates) involving affiliated Intermediate Companies during the quarter ended March 31, 2000:

                  Neither Horizon nor National engaged in any intercompany service transactions with affiliated Intermediate Companies.

May 30, 2000                          NATIONAL FUEL GAS COMPANY



                                      By:  /s/ P. C. Ackerman
                                         --------------------------------------
                                         P. C. Ackerman
                                         President






                                      HORIZON ENERGY DEVELOPMENT,
                                      INC.



                                      By:  /s/ R. J. Tanski
                                         --------------------------------------
                                         R. J. Tanski
                                         Secretary and Treasurer